UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

VASTA PLATFORM LIMITED

(Name of the Issuer)

COGNA EDUCAÇÃO S.A.

(Names of Person(s) Filing Statement)

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 3”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), on September 17, 2025 and subsequently amended on September 24, 2025 and October 16, 2025 (“Schedule 13E-3”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the tender offer by the Purchaser for any and all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company with limited liability (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser, pursuant to the terms and subject to the conditions set forth in the offer to purchase dated September 17, 2025 and subsequently amended on September 24, 2025 and October 16, 2025 (as further amended or supplemented from time to time, the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, together, as amended or supplemented from time to time, constitute the “Offer”, for any and all of the outstanding Securities, other than any Securities held, directly or indirectly, by the Purchaser, at a price per Security equal to U.S.$5.00 per Class A Common Share, to be adjusted for any potential dividends or distributions which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offer were announced and the dates of expiration of the Offer. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase. The Offer commenced on September 17, 2025.

On October 16, 2025, the Purchaser filed the Amendment No. 2 to the Schedule TO-T (the “Amended Schedule TO”) originally filed on September 17, 2025, which modified certain terms of the Offer to Purchase. This Amendment No. 3 is being filed for the purpose of supplementing the information required from the Purchaser under Schedule 13E-3 given the modifications introduced in the Offer to Purchase by the Amended Schedule TO. Only those items amended are reported in this Amendment No. 3. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(i), remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. This Amendment No. 3 should be read with the Schedule 13E-3 and the Offer to Purchase.

ITEMS 1 THROUGH 15

Items 1 through 15 of the Schedule 13E-3 to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

All references to “5:00 p.m., New York City time, on October 28, 2025” are hereby amended and replaced with “5:00 p.m., New York City time, on December 10, 2025”.

ITEM 15. ADDITIONAL INFORMATION

In addition, Item 15 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii) Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 28, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Amended and Restated Offer to Purchase, dated September 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 24, 2025).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(ii)	Press Release issued by the Purchaser with respect to the extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Purchaser on October 16, 2025)..
(a)(5)(iii)*	Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.

* Filed herewith.